                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              NEOTHERAPEUTICS, INC.
                                (Name of Issuer)


                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   640-656104
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]  Rule 13d-1(b)
                [ ]  Rule 13d-1(c)
                [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A

------------------------                                ------------------------
CUSIP NO. 640-656104                                      PAGE 2 OF 5 PAGES
------------------------                                ------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alvin J. Glasky, Ph.D.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)

      N/A                                                               (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                             5     SOLE VOTING POWER
          NUMBER                   1,378,748(1)
            OF
          SHARES             ---------------------------------------------------
       BENEFICIALLY          6     SHARED VOTING POWER
           OWNED                   0
            BY
           EACH              ---------------------------------------------------
         REPORTING           7     SOLE DISPOSITIVE POWER
          PERSON                   1,378,748(1)
           WITH
                             ---------------------------------------------------
                             8     SHARED DISPOSITIVE POWER
                                   0

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,378,748(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

ITEM 1.

        (a)     Name of Issuer: NeoTherapeutics, Inc.

        (b)     Address of Issuer's Principal Executive Offices:

                        157 Technology Drive
                        Irvine, California 92618

ITEM 2.

        (a)     Name of Person Filing: Alvin J. Glasky, Ph.D.

        (b)     Address of Principal Business Office:

                        157 Technology Drive
                        Irvine, California 92618

        (c)     Citizenship: United States of America.

        (d) Title of Class of Securities: Common Stock, $.001 par value per share

        (e)     CUSIP Number: 640-656104

ITEM 3.

        If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)     [ ] Broker or dealer registered under Section 15 of the Act;

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Act;

        (c)     [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

        (d)     [ ] Investment Company registered under Section 8 of the
                    Investment Company Act;

        (e)     [ ] Investment Advisor registered under Section 203 of the
                    Investment Advisors Act of 1940;

        (f)     [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

        (g)     [ ] Parent Holding Company, in accordance with Rule
                    13d-1(b)(ii)(G) (Note, See Item 7);

        (h)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

        If this statement is filed pursuant to 13d-1(c), check this box. [ ]

ITEM 4. OWNERSHIP.

        (a)     Amount beneficially owned: 1,378,748(1) shares of Common Stock

        (b)     Percent of Class: 8.5%

        (c)     Number of shares as to such person has:

                (i)     sole power to vote or to direct the vote of:
                        1,378,748(1)

                (ii)    shared power to vote or to direct the vote of: 0

                (iii)   sole power to dispose or to direct the disposition of:
                        1,378,748(1)

                (iv)    shared power to dispose or to direct the disposition of:
                        0

ITEM 5. OWNERSHIP OF 5% OR LESS OF CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10. CERTIFICATION.

        Not applicable.












--------------------------------

(1) Includes 227,500 shares which can be acquired upon the exercise of outstanding options within 60 days of February 12, 2001, held by the Reporting Person. Also includes 23,149 shares owned by the Reporting Person's wife and 23,000 shares which can be acquired by the Reporting Person's wife upon the exercise of outstanding stock options within 60 days of February 12, 2001.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 14, 2001                       /s/ ALVIN J. GLASKY
                                            ------------------------------------

                                            Name: Alvin J. Glasky, Ph.D.